SEC File Number	000-53952
CUSIP Number	09216Q103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

BLACK RIDGE OIL & GAS, INC.

Full Name of Registrant

Not applicable

Former Name if Applicable

110 North 5th Street, Suite 410

Address of Principal Executive Office (Street and Number)

Minneapolis, MN 55403

City, State and Zip Code

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Black Ridge Oil & Gas, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2019 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because management is in the process of finalizing the operating results for the quarterly period. Management has also been actively focused on facilitating the closing of the previously announced business combination between the Company’s sponsored special purpose acquisition company, Black Ridge Acquisition Corp., (“BRAC”), Allied Esports International, Inc. (“Allied Esports”) and WPT Enterprises, Inc. (“WPT”), pursuant to which both Allied Esports and WPT became wholly-owned subsidiaries of BRAC. This transaction closed on August 9, 2019.

As a result of the foregoing, the information could not be assembled and analyzed without unreasonable effort and expense to the Company.

The Form 10-Q will be filed as soon as practicable and within the 5 day extension period.

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Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification

James Moe	(952)	426-1241
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Black Ridge Oil & Gas, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2019	BLACK RIDGE OIL & GAS, INC.

	By:	/s/ James Moe
James Moe
Chief Financial Officer
(Principal Financial Officer)

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